United States securities and exchange commission logo





                            May 19, 2023

       Asher Genoot
       President
       Hut 8 Corp.
       c/o U.S. Data Mining Corp.
       1221 Brickell Avenue, Suite 900
       Miami, FL 33131

                                                        Re: Hut 8 Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed April 18,
2023
                                                            File No. 333-269738

       Dear Asher Genoot:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 23, 2023 letter.

       Amendment No. 1 to Form S-4 filed April 18, 2023

       Questions and Answers about the Business Combination
       What are the U.S. federal income tax consequences of the Merger..., page
5

   1. We note your response to comment 2, but we are unable to agree that a tax opinion is not required by Item
601(b)(8) of Regulation S-K. We view the tax consequences of the transaction to be
material to shareholders, and the parties have provided representations that each party intends
for the transaction to be tax-free under Section 351(a) of the
                                                        Internal Revenue Code.
Refer to Section 3.9 of the Merger Agreement where the parties
                                                        agree    to treat the
Hut Share Exchange and the Merger consistently with the Intended Tax
                                                        Treatment and to not
take any position on any Tax return or otherwise take any Tax
 Asher Genoot
Hut 8 Corp.
May 19, 2023
Page 2
         reporting position inconsistent with such treatment    and    to act
in good faith, consistent
         with the intent of the Parties and the Intended Tax Treatment of the Hut Share Exchange
         and the Merger as set forth herein and to use commercially reasonable efforts to not take any action, or knowingly fail to take any action, except as expressly provided to the contrary in this Agreement or the Plan of Arrangement, if such action or failure to act would reasonably be expected to prevent the Hut Share Exchange or the Merger from
         qualifying for the Intended Tax Treatment.    Accordingly, please file
a tax opinion as an
         exhibit to the registration statement. To the extent there is any uncertainty, counsel may
         issue a    should    opinion; however, we expect counsel to explain
why it cannot give a
            will    opinion and to describe the degree of uncertainty in the
opinion.
Risk Factors
Hut 8 may face several risks due to disruptions in the digital asset markets..., page 38

2. We note your response to comment 10 and your new risk factor captioned Hut 8 may face several risks due to disruptions in the digital asset markets... on page 38. Please briefly explain the "quasi governmental regulation of digital assets and their use" that you reference in the second bullet and clarify how any related requirements could present material risks to Hut 8.
USBTC is subject to a highly-evolving regulatory landscape..., page 54

3. We note your added disclosure that "in the United States, digital assets are subject to extensive, and in some cases overlapping, ambiguous and evolving regulatory requirements and considerations." Please revise this risk factor to provide more details regarding your references to "overlapping" and "ambiguous" regulations, and to clarify that the Commission and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.
Bitcoin's and other digital assets' status as a "security"..., page 56

4.       You state here that    [w]ith respect to all other digital assets,
there is currently no certainty
         under the applicable legal test that such assets are not securities. Please revise to clarify
         that    all other digital assets    does not include the significant
number of specific digital
         assets that have been identified as securities by the SEC and its staff. In addition, the disclosure in this risk factor would also apply to Hut 8. Please revise your risk factors disclosure in this document and confirm that Hut 8 will revise its disclosure in future periodic reports accordingly.
The Business Combination, page 79
FirstName LastNameAsher Genoot
5. Following a review of your response to comment 14, we reissue it. As the projections
Comapany   NameHut
       appear to have 8been
                        Corp.
                            used by each of Stifel GMP and Kroll in preparation
of the
May 19,  2023 Pagecash
       discounted   2 flow analyses, please revise to disclose such
projections.
FirstName LastName
 Asher Genoot
FirstName
Hut 8 Corp.LastNameAsher Genoot
Comapany
May        NameHut 8 Corp.
     19, 2023
May 19,
Page 3 2023 Page 3
FirstName LastName
Accounting Treatment of the Business Combination, page 99

6. We acknowledge your response to comment 16. Given that you indicate that
         "approximately 50%" of the common stock of the combined company will be held by the owners of each pre-combination company on a "fully-diluted in-the-money basis," please provide us share information expected to be outstanding upon completion of the transaction by the prior owners of Hut 8 and USBTC broken down as follows:
             Shares actually outstanding;
             Share equivalents that are in-the-money; and Share equivalents that are out-of-the-money.

         In your response, tell us how you determined whether shares are in- or out-of-the-money and explain whether any share equivalents have voting rights at the date of your anticipated transaction and, if so, tell us how many. Finally, given the judgment involved and your disclosure that the determination of the accounting acquirer could change at closing of your proposed transaction and that such a change could significantly impact your pro forma financial information presented in your filing, tell us your consideration for disclosing quantified summary information if Hut 8 were deemed to be the accounting acquirer.
Information About Hut 8
Digital Asset Mining, page 129

7. We note your response to comment 38. Please revise this section to provide more details regarding Hut 8's sale of crypto assets similar to those that you provided regarding
         USBTC in response to this comment as they relate to fees and average period of holding prior to conversion in order to fund operations. Also disclose any other purposes that
         USBTC or Hut 8 convert bitcoins into fiat currency other than to fund or grow operations.
Custody Policy, page 132

8.       We note your response to comment 27 and your disclosures on pages 132 and 141
         regarding the custody policies of Hut 8 and USBTC, respectively. Please include disclosure in these sections regarding your intentions for custody following the Business
         Combination.
Information About USBTC
Anchorage, page 144

9. We note your response to comment 30. Please expand this section to provide more details regarding how payments are made to the Outstanding Loan through profits generated from certain USBTC miners. Describe the time periods when you calculate whether profit has been generated, if there is a minimum amount of profit required to be generated before a payment is made, how you identify which miners' profits are utilized for repayment, and other details that describe how payments are made.
 Asher Genoot
Hut 8 Corp.
May 19, 2023
Page 4
Cost to Mine a Bitcoin, page 157

10. We note your revisions on pages 130 and 157 in response to comment 35. Please further revise to provide quantified disclosure regarding your breakeven
analysis for USBTC   s
         and Hut 8's respective mining operations or any other crypto assets that they earn or mine that compares the cost to earn or mine one crypto asset with the value of the crypto asset.
         Also please discuss any known trends related to your breakeven analysis as of the most recent practicable date. As a non-exclusive example, clarify whether your cost of revenue and mining inputs have materially increased or decreased and provide a discussion of the bitcoin price volatility since June 30, 2022. Furthermore, please provide support for your statement on page 157 that USBTC has "assessed forward energy pricing from quoted prices in the futures market which suggests a decrease in electricity pricing in the near future relative to the most recent market conditions."
Management's Discussion and Analysis of Financial Condition and Results of Operations of
USBTC
Key Operating and Financial Indicators, page 157

11. We note the revisions to the disclosure made in response to comment 34, however please revise to also disclose in the table and discuss after the table, with equal or greater prominence, your net loss.
Unaudited Pro Forma Combined Statement of Financial Position, page 211

12. Please revise your pro forma statements and notes as necessary for the following:
           The New Hut column on the unaudited pro forma combined statement of financial condition should be blank but shows $14,226,000 of prepaid expenses and other current assets as of December 31, 2022;
           On page 212, you reflect two subtotal and total balances for share capital and four subtotal and total balances for accumulated deficit instead of a single balance for these accounts;
           The number of weighted average shares outstanding on page 213 do not align;
           The amounts, totals, and subtotals presented for Hut 8 on page 213 do not all agree to the last column in the statement in Note 5 on page 221;
           On page 213 you show a '-' in two columns for the header Cost of revenues (exclusive of depreciation and amortization) and it appears that the line items Services and
           Mining equipment should be indented to reflect that these two items are under the header; and
FirstName
           On page 214 youGenoot
           LastNameAsher       show a header for Cost of revenues (exclusive of
depreciation and
Comapany amortization)
           NameHut 8 Corp. and it appears that the line item Services should either be indented to reflect
May 19, 2023 Page 4that the item is under the header, or incorporated into the header.
FirstName LastName
 Asher Genoot
FirstName
Hut 8 Corp.LastNameAsher Genoot
Comapany
May        NameHut 8 Corp.
     19, 2023
May 19,
Page 5 2023 Page 5
FirstName LastName
Note 2. Business Combination Transaction Adjustments, page 216

13. We acknowledge your response to comment 50. Tell us why the step-up in book basis to fair value of digital assets to be acquired would result in deferred tax assets and not deferred tax liabilities as it appears to be a taxable temporary difference under ASC 740-
         10-25-23. To the extent that you agree that a deferred tax liability should be recorded, revise your business combination transactions adjustments to include this deferred tax liability and tell us the impact this deferred tax liability has on your ability to recognize previously existing USBTC deferred tax assets. To the extent that any previously existing valuation allowance would be reversed, reflect that reversal in pro forma income outside acquisition accounting under ASC 805-740-30-3. To the extent appropriate, reference for us the authoritative literature you rely upon to support your position.
14. On page F-26 you disclose the existence of stock options that vest only upon the completion of an initial public offering. Please tell us whether the transaction contemplated in this registration statement qualifies as an event that will trigger vesting. If so, include a pro forma adjustment to reflect expense recognition or tell us why such an adjustment is not warranted.
Note 3. Adjustment for USBTC debt extinguishment, page 218

15. We acknowledge your response to comment 51. Based on the disclosures on pages 144 -
         145 and F-59, please explain to us in more detail how the restructuring of the Anchorage
         ELSA resulted in you deploying an additional 21,000 miners.
Note 5. Adjustments for the effect of reclassifications, foreign exchange and IFRS / U.S. GAAP differences for Hut 8, page 219

16.      Please respond to the following related to your table on page 221:
             Tell us why you reclassified the amount of $113,876 for impairment of mining infrastructure and servers within operating loss to loss on revaluation of digital assets within other expenses.
             Tell us why you eliminated the amounts for finance expense, finance income, and amortization within the reclassification column.
             Revise so that the columns and rows properly foot and cross-foot. Asher Genoot
FirstName
Hut 8 Corp.LastNameAsher Genoot
Comapany
May        NameHut 8 Corp.
     19, 2023
May 19,
Page 6 2023 Page 6
FirstName LastName
17. We acknowledge your response to comment 54. Explain to us in more detail how your classification of cryptocurrencies as current assets is consistent with the definition of current assets in ASC 210-10-20 by addressing each of the following:
             Tell us how you reasonably expect to realize your cryptocurrencies in cash through sale or otherwise when it appears that you hold significant amounts of these assets on your balance sheet as of December 31, 2022.
             For cryptocurrency held at December 31, 2022, tell us the average length of time held and the turnover frequency, explaining how you calculated the turnover.
             Tell us your consideration for carrying a portion of your holdings that are not expected to be sold for cash as long-term.
18.      We acknowledge your response to comment 55. Please address the following:
             As previously requested, briefly disclose in the pro forma notes Hut 8's accounting policy for impairment of cryptocurrency under U.S. GAAP, including the timing of the assessment.
             You told us that the fair value of your bitcoin was determined using the price of bitcoin provided by Coinbase because that aligns with USBTC. ASC 820 defines principal market as the market with the greatest volume and level of activity for the asset or liability. Explain to us how your selection of Coinbase complies with ASC
            820. Refer to ASC 820-10-35.
             Tell us the market(s) in which you entered into transactions to sell bitcoin during the periods presented in the pro forma statements and the volume of sales in each market. Refer to ASC 820-10-35-5A.
             Tell us volume of activity for each of the markets for those periods.
             Explain why the market in which you normally enter into transactions to sell bitcoin with the greatest market-based volume and level of activity for bitcoin is not your principal market. Provide us with contrary evidence that exists.
             Reconcile your response with your response to comment 56 wherein you told us you use Coinmarketcap to determine the fair value of your bitcoin because you sell bitcoin in various markets and therefore there is no principal market. You also told us that Coinmarketcap provides an amount that would be representative of bitcoins traded in the market. Discuss how your measurement of fair value for bitcoins earned as revenue and those reflected as intangible assets complies with ASC 820.
19.      We acknowledge your response to comment 56. Please address the following:
             As previously requested, give us representative sample contracts with your mining pool operators. Provide at least one for each type of service (i.e., FPPS and PPS+).
             Substantiate for us why the contribution of hash rate is your performance obligation.
            In your response, for each type of contract identified in the preceding bullet, tell us:
              o  What a "Share" is in the context of FPPS and PPS+;
              o Your consideration for treating each nonce you are assigned as a performance obligation or whether the range of all nonces for an individual block is a separate performance obligation; and
              o Tell us how/when you report your work performed to the pool operator. In this
 Asher Genoot
FirstName
Hut 8 Corp.LastNameAsher Genoot
Comapany
May        NameHut 8 Corp.
     19, 2023
May 19,
Page 7 2023 Page 7
FirstName LastName
                    regard, explain whether you report each nonce completed or only report when all nonces assigned are completed or at some point in between.
                Given that it appears that your contracts can be terminated at any time without penalty and likely have no minimum service period requirement, tell us your consideration for the guidance in Examples 1 and 2 of Question 7 to the FASB
              Revenue Recognition Implementation Q&As and the impact on your determination of both contract inception and contract duration.
                You told us the digital assets you receive are noncash consideration and must be valued at fair value as of the inception of the contract. You also told us that contract inception is each day when Hut 8 begins providing hash rate power to the Pool. As such, explain why you determine the fair value of the non-cash consideration based on the closing price of the digital assets each day. Tell us how this complies with
              ASC 606.
                Tell us how you have insight into whether the amount of bitcoin received from the pool operator is the appropriate amount given the variable nature of your hash rate related to the entire pool.
Note 6. Hut 8's results of operations for the 12 months ended June 30, 2022, page 223

20. Please revise to provide a similar note calculating the results of operations of Hut 8 for the six months ended December 31, 2022.
Incorporation of Certain Information by Reference, page 230

21. Please revise to show that the filing date is April 18, 2023 for the audit report of Raymond
         Chabot Grant Thornton LLP included in Hut 8   s Report of Foreign
Private Issuer on Form
         6-K.
Financial Statements of USBTC
Condensed Consolidated Balance Sheets, page F-2

22. Please revise to remove the label Audited from the June 30, 2022 column. While the amounts may have been derived from your audited statements, this presentation of those amounts does not include an audit report and full disclosures required for audited financial statements.
Notes to Unaudited Condensed Consolidated Financial Statements
Note 3. Basis of Presentation, Summary of Significant Accounting Policies and Recent
Accounting Pronouncements
Revenue Recognition
Cryptocurrency mining, page F-13

23. We acknowledge your responses to comments 59 and 60. Please address the following:
             Of the three contracts you provide, only the ViaBTC contract clearly indicates that it is on a PPS+ basis. Tell us the bases of each of the other two contracts.
 Asher Genoot
Hut 8 Corp.
May 19, 2023
Page 8
            Tell us how the Foundry USA Pool Service Agreement and the Ultimus Pool Terms
          of Service identify your promises and related performance obligations as well as contract consideration and payment terms. If these items are contained in another agreement or other webpage not available to the general public on their respective websites, provide us a copy of those agreements/terms.
           Substantiate for us why the provision of computing power is your only performance obligation. In your response, for each type of contract identified in the preceding bullet, tell us:
            o How/when you report your work performed to the pool operator. In this regard, explain whether you report each nonce completed or only report when all nonces assigned are completed or at some point in between;
            o Your consideration for treating each nonce you are assigned as a performance obligation or whether the range of all nonces for an individual block is a separate performance obligation; and
            o  What a "Share" is in the context of FPPS and PPS+.
           You disclose that you measure the non-cash consideration at fair value based on the quoted price of the related cryptocurrency at contract inception. Tell us in more detail how you perform this process since we note from your response to comment 60 that contract inception is the point in any period (hourly or daily) in which USBTC begins to provide computing power.
           Disclose when you recognize revenue from your cryptocurrency mining. As previously requested, if you provide continuous performance across more than
          one hour / day, tell us what constitutes contract inception and contract duration and the reasons why. Please cite the relevant ASC 606 guidance that supports your determination.
           Given that it appears that your contracts can be terminated at any time without penalty and likely have no minimum service period requirement, tell us your consideration for the guidance in Examples 1 and 2 of Question 7 to the FASB
          Revenue Recognition Implementation Q&As and the impact on your determination of both contract inception and contract duration.
           As it relates to your Strategic Co-operation Agreement with ViaBTC Technology
          Limited, tell us how the one-year term of that agreement and automatic renewals impact your determination of contract duration for your mining pool participation.
           Tell us how the requirement to offer discounts to your customers to incentivize them to use ViaBTC product offerings as stipulated in Intension "a" in your agreement impacts your revenue recognition and transaction price associated with your mining pool participation activities.
           Tell us how you have insight into whether the amount of bitcoin received from the
FirstName LastNameAsher      Genoot
          pool operator is the   appropriate amount given the variable nature
of your hash rate
Comapany related
          NameHut      8 Corp.
                   to the entire pool.
May 19, 2023 Page 8your principal market.
            Disclose
FirstName LastName
 Asher Genoot
FirstName
Hut 8 Corp.LastNameAsher Genoot
Comapany
May        NameHut 8 Corp.
     19, 2023
May 19,
Page 9 2023 Page 9
FirstName LastName
Hosting services, page F-15

24. We acknowledge your response to comment 61. Please respond to the following:
             With respect to your analysis under ASC 842-10-15-4, tell us how you considered whether the customer has the ability to dictate when the miners run or sit idle in determining whether the agreement is a lease.
             Tell us how you are recognizing the consideration payable under the equipment agreement and where you reflect that consideration in your statement of operations.
Management fees, page F-15

25. We acknowledge your response to comment 65. Please respond to the following:
             Disclose the method(s) used for measuring progress toward satisfaction of your performance obligations.
             Disclose the nature of the consideration received for the management fees and reimbursements and references for us the authoritative literature you rely upon to support your accounting.
Note 9. Investments in Unconsolidated Joint Venture, page F-19

26. From the disclosures in this note it appears that your share of the book equity of TZRC exceeds the cost of your investment. Please tell us and disclose how you account for this difference. In your response, separately reference for us the authoritative literature you rely upon to support your accounting.
Consolidated Statements of Cash Flows, page F-35

27. We acknowledge your response to comment 67. You told us that you hold mined bitcoin on average for a period of 7 to 30 days before monetizing them. Given the length of time held, please tell us how management considered the guidance in ASC 230-10-45-12(c) in determining that all of the proceeds from the sale of digital assets should be reflected within operating activities.
Financial Statements of TZRC LLC
Note 2. Basis of Presentation, Summary of Significant Accounting Policies and Recent
Accounting Pronouncements
Impairment of Property and Equipment, page F-68

28. Given the significant decline in the fair value of bitcoin relative to historical prices, tell us why you have no impairment of your mining equipment and related assets. In this regard, we note many mining companies, including both USBTC and Hut 8, recorded mining equipment impairment in 2022.
 Asher Genoot
FirstName
Hut 8 Corp.LastNameAsher Genoot
Comapany
May        NameHut 8 Corp.
     19, 2023
May 19,
Page 10 2023 Page 10
FirstName LastName
Revenue recognition
Cryptocurrency mining, page F-70

29.      Please respond to the following:
             Tell us how the Foundry USA Pool Service Agreement provided by
USBTC
             identifies your promises and related performance obligations as well as contract consideration and payment terms. If these items are contained in another agreement or other webpage not available to the general public on its website, provide us a copy of that agreement/terms.
             Substantiate for us why the provision of computing power is your only performance obligation. In your response, for each type of contract identified in the preceding bullet, tell us:
               o How/when you report your work performed to the pool operator. In this regard, explain whether you report each nonce completed or only report when all nonces assigned are completed or at some point in between;
               o Your consideration for treating each nonce you are assigned as a performance obligation or whether the range of all nonces for an individual block is a separate performance obligation; and
               o   What a "Share" is in the context of FPPS.
             You disclose that your enforceable right to compensation only begins when, and lasts for as long as, you provide computing power to the mining pool operator, your performance obligation extends over the contract term given your continuous provision of hash rate, and this period of time corresponds with the period of service for which the mining pool operators determine compensation due to you. Tell us in more detail about the term of your contracts and the period of service for which the mining pool operators determine your compensation. In your response tell us your consideration of the guidance in Examples 1 and 2 of Questions 7 to the FASB
             Revenue Recognition Implementation Q&As and the impact on your determination of both contract inception and contract duration.
             You disclose that you measure the fair value of the cryptocurrency consideration using the quoted price on your primary trading platform for bitcoin at the beginning of the contract period. Tell us how you determine when inception occurs for purposes of measuring the fair value under ASC 606-10-32-21.
             Tell us how you have insight into whether the amount of bitcoin received from the pool operator is the appropriate amount given the variable nature of your hash rate related to the entire pool.
             Tell us the market(s) you use to determine the quoted price used to value the non-
             cash consideration.
             Tell us how you identify these market(s). Refer to ASC Topic 820, including ASC
             820-10-35-5A.
 Asher Genoot
FirstName
Hut 8 Corp.LastNameAsher Genoot
Comapany
May        NameHut 8 Corp.
     19, 2023
May 19,
Page 11 2023 Page 11
FirstName LastName
Notes to Unaudited Interim Consolidated Financial Statements, page F-84

30. Please revise the header to your financial statement footnotes as these financial statements are audited and are not for an interim period.
       You may contact Kate Tillan at (202) 551-3604 or Mark Brunhofer at (202) 551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or David Lin at (202) 551-3552 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Crypto
Assets